UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                 April 19, 2006

                                  ------------

                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

DELISTING

NEW YORK STOCK EXCHANGE DELISTING EFFECTIVE ON APRIL 19, 2006.

TDC A/S late yesterday from the U.S. Securities and Exchange Commission ("SEC") received an order granting the application of TDC to withdraw its American Depository Shares ("ADSs") and its ordinary shares from listing and registration on the New York Stock Exchange with effect at the opening of business on April 19, 2006. With regard to the application by TDC reference is made to TDC's stock exchange announcement no. 16 of March 3, 2006.

TDC had in its application referred to a.o. the decrease of the number of holders of ADS in the U.S. and of the trading of the ADS on New York Stock Exchange in connection with the completion of the tender offer for all securities by Nordic Telephone Company APS ("NTC") by the end of January 2006.

Following TDC's filing of the application on March 13, 2006 the SEC on March 23, published in the Federal Register a notice of the application requesting comments no later than on April 12. No comments were received by the end of the commenting period.

The SEC states that the basis for the granting of the application is a consideration of the facts stated in the application and with due regard for the public interest and protection of investors.


For further information please contact TDC Investor Relations at +45 3343 7680.


TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

    April 19, 2006                               /s/ FLEMMING JACOBSEN
------------------------               -----------------------------------------
        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury